OFFERING STATEMENT (EXHIBIT A)

SeaRasa Innovations Inc. d/b/a Rootless
971 Eddy Street, 605
San Francisco, CA 94109
https://www.getrootless.com

SPV Interests Representing
Up to 1,491,545 shares of Common Stock at $0.80/share
Maximum Offering Amount: $1,234,999.26 including transaction fee*
Minimum Target Amount: $10,000

SeaRasa Innovations, Inc. d/b/a Rootless (the "**Company**," "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.26 (the "**Maximum Offering Amount**") worth of up to 1,491,545 shares of Common Stock of the Company (the "**Securities**"), at a purchase price of $0.80 per share (plus the transaction fee described below) on a best efforts basis as described in this Form C (this **"Offering"**). The investment will be made through SeaRasa CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Securities being subscribed for under this Offering constitute LLC membership interests of the Co-Issuer, which equal to up to 1,193,236 shares of Common Stock issued by the Company on a one-to-one basis. The Company must raise an amount equal to or greater than the Target Offering Amount by July 7, 2024 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investor(s)**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

*Investor's total payment consists of a purchase price of $0.80 per share (the "**Investment Amount**") and an investor transaction fee equaling to 3.5% of the Investment Amount per transaction (the "**Transaction Fee**"). For the avoidance of doubt, the quantity of Securities received by the Investor shall be based on Investment Amount exclusive of the Transaction Fee. The maximum Transaction Fee is $500 per transaction, and the aggregate Transaction Fees charged by the Intermediary under this Offering are capped at $41,763.26.

LEGENDS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of this offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY.
THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

BAD ACTOR DISCLOSURE

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification.

ELIGIBILITY

The Company certifies that all of the following statements are true for the Company and the Co-Issuer in connection with this Offering:

- The Company and Co-Issuer are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company and Co-Issuer are not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company and Co-Issuer are not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company and Co-Issuer are not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company and Co-Issuer have filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement. Please note that neither the Company nor Co-Issuer has previously relied on Regulation Crowdfunding to offer or sell securities. The Company and Co-Issuer are not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Contents

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

FORWARD-LOOKING STATEMENTS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT

COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY AND ITS BUSINESS

Company Overview

Rootless was started in 2021 by Sachi Singh, who wanted to transform the global food system by getting more people to eat and grow sustainable seaweed. After earning a Masters in Environmental Management from Yale University and over a decade of international work in think tanks, academia, and nonprofits on climate solutions, she quit her full-time job in philanthropy to start Rootless. Early on in her seaweed discovery process, Sachi recognized that eating seaweed is not only good for people's health, but creating more consumer demand for sustainable seaweed - which is a regenerative, zero input crop - can help the planet's health as well.

Through her research, Sachi learned that cultures in which seaweed is consumed daily as a dietary staple, such as in Japanese, Okinawan and Korean diets, people tend to live longer, healthier lives. As one of the most nutrient-dense and nutrient-diverse foods on the planet, seaweed is rich in vitamins, minerals, trace minerals, polyphenols and bioactives that are lacking in Western diets. Seaweed is also the most natural, potent source of iodine, a mineral which our bodies require to produce thyroid hormones. Iodine, which most Americans are deficient in, can only be obtained through food and supplements. As American diets become increasingly plant based and lack other sources of iodine such as iodized salt, dairy, eggs, and seafood, the US population has become iodine deficient.

And for the first time in recent history, women of reproductive age in the US are iodine deficient, which can have severe health implications during times of hormonal changes like when pregnant, breastfeeding or transitioning into perimenopause and post-menopause. Rootless is harnessing the power of seaweed and is on a mission to help millions of women reclaim their hormonal health with this time-tested superfood. By making foundational nutrition, educational nourishment, and community connection more accessible, Rootless helps women feel valid, empowered, and seen - particularly as they enter perimenopause - and reclaim their bodies, health, and identities at all ages. Simply put, we want women to feel good knowing that doing one thing for themselves each day is self, community, and planetary care.

Products

Rootless is making it easy to tap into seaweed's nutritional benefits with our hero product, the Daily Bite, a tasty, whole food supplement made with the optimal daily dose of seaweed, plus almonds, dates, and seeds. As seaweed can be an unfamiliar and unpleasant flavor, texture, or aroma for some, the Daily Bite was created to deliver seaweed conveniently in an innovative, bioavailable form without having to "taste the sea." The Daily Bite is currently available in 5 delicious flavors and sold in home-compostable pouches that are designed to be sustainable and keep the product fresh:

- Double Strawberry
- Orange Pistachio
- Coconut Chai
- Cacao Crunch
- Cinnamon Crunch

Made with carefully-sourced, clean, whole-food ingredients, the Daily Bites are vegan, gluten-free, have no added sugar, and are less than 45 calories per serving. There are more than 40 essential nutrients and bioactives in each bite, and they are recommended to be taken daily to get 130% of your daily dose of iodine. The product development team at Rootless thoughtfully designed the Daily Bite to provide the optimal daily dose of iodine from seaweed by considering which species of seaweed is not too high in iodine based on FDA recommendations. We source our USDA-certified organic seaweed from the clean, unpolluted waters off the coast of Maine and Ireland. It is sustainably harvested and rigorously lab-tested for quality and nutrition. In addition to providing reliable livelihood to harvesters and coastal communities, these thriving seaweeds help heal the surrounding ocean by absorbing carbon from the water and air.

Market Analysis

80% of women suffer from symptoms of hormonal imbalance during puberty, pre- and post-pregnancy, and menopause. Menopause has been the most neglected, yet everyone with female hormones will experience it. By 2025, over 1 billion women will be experiencing menopause, 75% of whom will experience symptoms rooted in hormonal changes, which can be severe and debilitating. The menopause market represents a $600 billion opportunity, and has received increasing attention this year due to celebrities, mainstream media, the White House introducing a Women's Health Initiative, and the Menopause Research and Equity Act being introduced to Congress. Currently, a fraction (under 1%) of the NIH's budget funds menopause research. According to the AARP, 85% of internal medical residents do not feel equipped to talk about, and therefore treat, menopause.

Rootless does not have any direct competitors that are leveraging seaweed-powered, whole foods solutions to alleviating menopause symptoms. The major players in this space are large pharmaceutical companies that are developing nutraceutical solutions to alleviate menopause symptoms, including Pfizer Inc, Novo Nordisk A/S, Allergan plc, etc.

Today, more women are seeking both hormonal and non-hormonal solutions for menopause symptom alleviation, including natural, herbal remedies, clean supplements and beauty products, mental health and mindfulness services, telemedicine, etc. Rootless has a competitive advantage in the use of an effective, novel ingredient (minimally-processed, sustainably sourced seaweed) presented in a new and innovative delivery mechanism and form factor. Rootless' sourcing team has built a moat around its sustainably sourced seaweed supply chain and processing, and is continuing to invest in a brand-and-community-led moat.

Marketing and Sales Strategy

Rootless started as a Direct-to-Consumer business with a subscription model, and are planning to expand into offline retail to continue growth. Through the Rootless' Shopify website, consumers can either purchase one-time or recurring monthly subscriptions. Using supplement pricing as a benchmark (~$1/day), one-time (or a month supply) purchases of Rootless Daily Bites are $44 + $7.99 flat rate shipping to anywhere in the US, and subscribers save 10% ($39.60) and get free shipping. First-time purchases and subscriptions receive a free refillable countertop tin, which consumers love to place somewhere like their nightstand or on their desks as a reminder of the ritual to take their bites daily. All subsequent subscription shipments receive the compostable pouches and can refill their tin.

In 2022, Rootless launched three initial flavors of the Daily Bite (Coconut Chai, Double Strawberry, and Orange Pistachio) mostly distributed using word-of-mouth and organic marketing. In early 2023, Rootless launched two additional flavors of the Daily Bite (Cacao Crunch and Toasted Hazelnut) which were developed with consumer feedback through a program called Rootless Labs. Also around this time, Rootless scaled their marketing spend and distribution on Meta, Google, Brand Marketing, and Affiliate Marketing. In 2023, marketing spend was focused on 50% acquisition and 50% retention with the following channel revenue attribution (26% Meta, 6% Google, 18% Email, and 2% Affiliate).

In mid-2023, Rootless launched their offline retail expansion with a focus on wellness hubs where there tends to be more ability to engage in consumer education. Rootless plans to scale this sales channel in 2024 and beyond. Toasted Hazelnut was discontinued towards the end of 2023, and Rootless launched a new flavor Cinnamon Crunch in January 2024.

Team

Sachi Singh is the CEO and Founder of Rootless. She started the company in 2021 and her responsibilities include running the day to day of the business, overseeing a full-time Chief of Staff, Senior Program Manager, as well as part-time contractors, and partners including media buying agency, manufacturing and fulfillment partner, legal counsel, and bookkeeper.

Gabby Pavelko is the Chief of Staff of Rootless and joined the team in March of 2023. The Chief of Staff position involves overseeing and implementing new strategic initiatives, managing communication with internal and external stakeholders, and leading cross-functional business strategies and processes. Reporting directly to the CEO, the role requires close collaboration in planning and executing initiatives, conducting cross-functional planning exercises, maintaining key performance indicators (KPIs) and dashboards, supporting financial planning, and addressing process and personnel gaps through the implementation of tools, approaches, and hiring. The Chief of Staff is expected to play a vital role in the day-to-day operations of the company. Prior to working with Rootless, Gabby has 16 years of experience in product and category innovation, go-to-market strategy, and team culture development across CPG (Earthbound Farm, Del Monte Foods) and cannabis industries. She also has her Doctorate in Acupuncture and Chinese Medicine, with a focus in women's health.

Gabie Carne is the Senior Program Manager, Ops and Product, reporting to the CEO and joined the team in October 2021. The Program Manager, Operations & Product at Rootless will lead product launch and commercialization efforts, guiding products from concept to customers. This role involves utilizing consumer data, overseeing product development processes, and managing operational and supply chain aspects for successful flavor launches, recipe changes, and new product introductions. Key responsibilities include collaborating with the Chief of Staff and CEO on new product launch plans, ensuring smooth commercialization with supply chain stakeholders, executing operational strategies for Rootless Labs Program, optimizing costs, managing relationships with supply chain partners, troubleshooting customer-related operational and product issues, aligning with growth goals, and providing regular reporting on operational and product success metrics. Prior to working with Rootless, Gabie has 5 years of experience in operational excellence and innovative product launches at high-growth ag-tech startups (Plenty, Lettuce Grow).

More information about the Company and the Company's business can be found in **Exhibit E** "Company Profile & Video Transcripts."

DIRECTORS AND OFFICERS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Director

Name	Sachi Singh
Date of Services	February 21, 2021-Present
Title	Director
Principal Occupation and Employment Responsibilities for the Last Three (3) Years	From February 21, 2021 to the date of this Form C, Sachi Singh serves as the sole director of the Company, oversees the operations of the Company, and handles a variety of tasks including strategic planning, recruiting and policy decisions.

Officer

Name	Sachi Singh
Date of Services	February 21, 2021-Present
Title	CEO & Founder
Principal Occupation and Employment Responsibilities for the Last Three (3) Years	From February 21, 2021 to the date of this Form C, Sachi Singh is actively involved in the operations of the Company, responsible for strategy, operations and marketing oversight, and other general CEO responsibilities.

CO-ISSUER

This Offering has the following co-issuer(s): SeaRasa CF SPV, LLC (the "**Co-Issuer**"), a Delaware limited liability company with an address at 971 Eddy Street, 605, San Francisco, CA 94109, United States. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all of the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks related to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking.) Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market, the Company's performance, and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The transferability of the securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following the investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on the management's review and determination that it is in the best interests of the Company.

Your information rights are limited with post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of the proceeds, among other things, in this Offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, Investors will only be entitled to that post-Offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management's discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds for this Offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category or another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected in the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products and services, leading to lost revenue or increased costs. Products and services that are not available when consumers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products and services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Securities offered herein constitute LLC membership interests of the Co-Issuer, which equal up to the same number of Common Stock issued by the Company on a one-to-one basis. Therefore, the Securities do not have voting rights in the Company unless otherwise provided for by the Company.   This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is cash remaining after all of the creditors and after holders of preferred stock of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request the Escrow Agent to disburse Offering funds to us. At this point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of the Company's key personnel, or their failure to attract and retain other highly qualified personnel in the future, could harm the business.

The Company's business depends on the ability to attract, retain, and develop highly skilled and qualified employees. As it grows, they will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, operations, finance, legal, and human resources. However, they may face competition for qualified candidates, and they cannot guarantee that they will be successful in recruiting or retaining suitable employees. Additionally, if they make hiring mistakes or fail to develop and train their employees adequately, it could have a negative impact on the business, financial condition, or operating results. They may also need to compete with other companies in their industry for highly skilled and qualified employees. If they are unable to attract and retain the right talent, it may impact their ability to execute the business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect their ability to hire qualified candidates, and they cannot predict whether they will be able to find the right employees when they need them. This would likely adversely impact the value of your investment.

The ability to sell the Company's product or service is dependent on outside government regulation which can be subject to change at any time.

The ability to sell the Company's products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, handling and sale of its products. Changes in these regulations, or the enactment of new regulations, could impact the ability to sell its products or increase its compliance costs. Furthermore, the regulatory landscape is subject to regular change, and they may face challenges in adapting to such changes, which could adversely affect their business, financial condition, or operating results. In addition to government regulations, they may also be subject to other laws and regulations related to their products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perceptions or cultural norms regarding their products may impact demand for their products, which could adversely affect the business and financial performance, which may adversely affect your investment.

The Company relies on third parties to provide services essential to the success of its business.

The business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers and distributors. The ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on the business, financial condition, and operating results. The Company may have limited control over the actions of these third-party vendors and service providers, and these vendors may be subject to their own operational, financial, and reputational risks. The company may also be subject to contractual or legal limitations in their ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, the company may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to their operations. The loss of key or other critical vendors or service providers could materially and adversely affect the business, financial condition, and operating results, and as a result, your investment could be adversely impacted by the company's reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Constraints on the Menopause Market

Despite the considerable growth potential in the market, various factors, including concerns about safety, limited awareness and societal stigma, regulatory obstacles, and insufficient research and development, may impede its expansion. Menopause remains a sensitive and taboo topic in numerous countries, contributing to a lack of understanding about its impact on women's health, potentially reducing demand and complicating the promotion of menopause-related products and services. Despite the increasing demand for efficient treatments, the limited research and development in the field pose a hindrance to the availability of effective solutions. These factors collectively contribute to the potential limitations on the market's growth.

Seaweed supply chain risks

Environmental risks in climate change like changes in ocean temperatures and acidity levels can impact seaweed growth and quality. Natural Disasters like storms, hurricanes, or other extreme weather events can damage seaweed farms or harvesting areas, and natural factors such as disease, pests, or suboptimal growth conditions can impact seaweed yields. Reliance on specific technologies for farming, processing, or preserving seaweed leaves the business vulnerable to technological failures. Compliance with regulations related to seaweed farming and harvesting can be complex and may vary by location. Stricter regulations regarding the environmental impact of seaweed farming can affect operations. Ensuring consistent quality and preventing contamination is crucial for seaweed products. Seaweed can absorb pollutants and toxins from the water, posing risks if not properly monitored. The market prices for seaweed products may vary, affecting revenue and profitability. Furthermore, delays or disruptions in transportation and logistics can affect the timely delivery of products. Consumer acceptance of seaweed products may be influenced by cultural factors, taste preferences, or misconceptions, affecting market penetration.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

Overview

The following summary is qualified in its entirety by more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The Issuer:

> Company: Searasa Innovations Inc. dba Rootless
> Address: 971 Eddy Street, 605, San Francisco, CA 94109
> State of Incorporation: DE
> Date Incorporated: February 18, 2021

The Purpose:

The purpose of this Offering is to generate additional capital to scale marketing activities, retain talents, and product development. See "Use of Proceeds" section for more information.

The Material Terms:

Target Offering Amount	$10,000
Maximum Offering Amount**	$1,234,999.26
Name of Securities	Common Stock
Price Per Security	$0.80
Minimum Investment Amount (per Investor)*	$500
Maximum Investment Amount (per Investor)	Unlimited (subject to Regulation CF limits, see "Investor Limitations" Section below)
Offering Deadline	July 7, 2024
Use of Proceeds	See "Use of Proceed" Section below
Voting Rights	None. See "Voting and Control" Section below

*The Investment Amount means the amount of Investor's subscription per transaction. The Company reserves the right to amend the Minimum Investment Amount in its sole discretion. To facilitate the transaction, in addition to the Investment Amount, the Company will charge each Investor a fee of three and five tenths percent (3.5%) of the Investment Amount (the "**Transaction Fee**"). By way of illustration only, if an Investor invests $500, the Transaction Fee is $17.50, and the total payment the Investor needs to make is $517.50. The Transaction Fee will be capped at a maximum of $500 per transaction irrespective of the Investment Amount. The Intermediary receives a commission on the Transaction Fee. **Transaction Fee counts toward the Maximum Offering Amount.

Rights and Restrictions on the Securities

<u>Voting and Control Rights</u>

Since Investor makes investment through the Co-Issuer, the Securities do not have voting rights unless otherwise provided for by the Company. Moreover, each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold Common Stock of the Company and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

<u>Dilution</u>

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

<u>Transferability of Securities</u>

The Securities being offered may not be transferred by any purchaser of such Securities during the one (**1**) year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Investment Perks

The Company provides Investors with certain perks and rewards at no additional cost based on amount invested under one subscription agreement. Investors will receive the perks listed for each investment tier as well as all perks for the lower investment tiers after the Offering Deadline or at such time that this Offering is ended, unless the Offering is cancelled in accordance with the terms herein. The Company reserves the right to modify, suspend or discontinue any and all of the perks.

First 2-Week Perks

Upon the Offering's launch on EDGAR (the "**Launch Date**"), if Investor's Investment Amount equals to or exceeds $500 per subscription and is received by the Escrow Agent within fourteen (14) calendar days of the Launch Date◆, the Investor will be entitled to receive the following perk or such other perk of equivalent value determined in the Company's sole and absolute discretion:

Investment Amount*	Perk
$500 or more	Exclusive Travel Tin

*Investment Amount does not include the 3.5% Transaction Fee charged by the Intermediary.
◆ All perks occur after the offering is completed. The 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)).

Volume-Based Perks

Throughout the term of this Offering, if Investor's Investment Amount equals to or exceeds the following amount per subscription, the Investor shall be entitled to receive the respective perk or such other perk of equivalent value determined in the Company's sole and absolute discretion:

Investment Amount*	Perk
$1500 or more	Investor Frond Card (with discounts and opportunities to attend the Company's exclusive events and product development)
$10,000 or more	Zoom session with Sachi and Dr. Gabby
$25,000 or more	Company-sponsored regenerative seaweed dinner
$100,000 or more	Seaweed foraging adventure with the Rootless team

*Investment Amount does not include the 3.5% Transaction Fee charged by the Intermediary.

In order to receive perks from an investment, an Investor must submit a single investment in the same subscription agreement that meets the minimum perk requirement. All perks or the relevant information will be provided after the Offering has concluded.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including but not limited to delivering an executed signature page of the Subscription Agreement (attached as Exhibit B), delivering an executed signature page of joinder to be bound by the Operating Agreement of the Co-Issuer, delivering the Investment Amount and Transaction Fee, complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies, and other steps as instructed by the Intermediary. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in an escrow by the **Escrow Agent** until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

As of the date of this Form C, there is no material change or other information applicable to this Offering.

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and five tenths percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $15,000 advance setup fee and $4,000 monthly fee for the use of the platform, paid to Intermediary and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

	% of Proceeds	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees**	8.5%	$850	$104,975
Marketing (1)	30%	$3,000	$370,500
Product research and development (2)	1.25%	$125	$15,437
Consultant Service (3)	18.5%	$1,850	$228,475
Employment and Talent Acquisition (4)	21.25%	$2,125	$262,437
General Working Capital (5)	20.5%	$20,50	$253,175
Total	**100%**	**$10,000**	**$1,234,999***

*These figures are rounded to the nearest whole dollar.
** The Intermediary takes a total of eight and five tenths percent (**8.5%**) cash commission on cash proceeds received in the Offering (the "**Intermediary Fees**"). The Company will bear five percent (**5%**) of the Intermediary Fees, and each Investor will be charged a Transaction Fee per transaction, equaling to three and five tenths percent (**3.5%**) of the Investor's Investment Amount. In addition to the Intermediary Fees, the Intermediary and its affiliates will also receive a one-time $15,000 payment and a $4,000 monthly maintenance and marketing fee that are not reflected in the table above. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the Company.

(1) We will use the funds to increase our marketing budget to scale our top-of-funnel acquisition. Additional proceeds will be used to fund marketing initiatives for the business as a whole, including digital paid ads and targeted campaigns.

(2) To diversify our product line in 2025, we will use a portion of the proceeds received from the offering on product research and development. We believe the development will help us grow profitability by 2025.

(3) We will use the funds for the Company's costs related to legal and other professional consulting services, which may be paid for by hiring staff internally or outsourcing such services to third party providers or contractors.

(4) Our Company is operated by a group of talented and hard-working team. We will use these proceeds to pay the Company's employees. We expect to hire a few more full-time employees to assist in growing our business.

(5) These proceeds will be used to continue to fund the Company's operations as we scale the business, including hiring additional resources on the client services side as well as general administrative expenses that will increase as our revenues continue to scale higher.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date hereof.

SeaRasa Innovations, Inc. **Total authorized shares**: **20,000,000**					
Title of Class	Stockholder Name	Number of Shares	Voting Rights	Anti-Dilution Rights	Fully Diluted Percentage
Common Stock	Sachi Singh	10,000,000	Yes	No	60.38%
Preferred Stock	KS Holding Global Ltd.	3,750,000	Yes*	No	22.64%

*As of the date of this Form C, KS Holding's voting right is limited to certain significant events of the Company such as change of control, merger and acquisition, and dissolution.

The Company's Capital Structure

The following description summarizes the most important terms of the Company's capital stock.

As of the date of this Form C, the Company is authorized to issue 20,000,000 shares (the "**Authorized Shares**").

Of the Authorized Shares, (i) 15,000,000 shares are designated as common stock, par value $0.0001 per share, with voting rights (the "**Common Stock**"), and (ii) 5,000,000 shares are designated as preferred stock, with certain voting rights and liquidation preference (the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Option Plan (the "**Stock Option Plan**") for which a total of 2,500,000 shares of Common Stock have been reserved and authorized for issuance thereunder.

As of the date of this Form C, the Company has issued a total of 10,338,020 shares of Common Stock and 3,750,000 shares of Preferred Stock. Additionally, the Company has issued 348,020 options to purchase Common Stock pursuant to the 2021 Stock Option Plan, certain of which are subject to vesting requirements.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	15,000,000
Amount Outstanding	10,338,020
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other material rights	Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors of the Company.

Type	Preferred Stock
Amount Authorized	5,000,000
Amount Outstanding	3,750,000
Voting Rights	One vote per share, limited to certain significant events of the Company such as change of control, merger and acquisition, and dissolution
Anti-Dilution Rights	None
Other material rights	• Dividends: The holders of the Preferred Stock may or may not be entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock, if any, are in preference to and prior to any dividend on Common Stock and are not cumulative. As of the date of this Form C, no dividends have been declared. • Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock will most likely be entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock.

Outstanding Options

As of the date of this Form C, the Company has the following additional securities outstanding pursuant to the Stock Option Plan:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	348,020
Voting Rights	Once exercised, each share has one vote
Anti-Dilution Rights	None
Other material rights	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

RECENT EXEMPT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

Securities Type	Amount Sold	Amount of Securities Issued	Issue Date	Use of Proceeds	Exemption Relied on
SAFE	$3,000,000	3,750,000	March 7, 2024	Marketing and General Working Capital	Section 4(a)(2) of the Securities Act
Options to Purchase Common Stock	N/A	322,500*	Various dates between May 6, 2021 and February 2, 2024	N/A	Rule 701

*Certain options are subject to vesting requirements. These options are offered to former branding agencies, advisors, and former or current employees. See the section titled "*Ownership and Capital Structure*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit D.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue
Revenue for the fiscal year 2021 was $5,136 compared to $132,332 in fiscal year 2022.

The increase in revenue was largely due to the fact that the Company was started in 2021 and only recognized revenue in the month of December 2021, and in 2022, there were 12 months of revenue, both one-time purchases and recurring revenue with subscriptions. Revenue began to increase towards the end of 2022 with the first spent on paid social media.

Cost of sales
Cost of Sales for fiscal year 2021 was $31,356 compared to $232,420 in fiscal year 2022. The increase in Cost of Goods Sold (COGS) was largely due to increased cost of professional services, the need for more supplies and materials as the company grew, and increased cost of 3PL partner to ship products to consumers.

Gross Margins
Gross margins for fiscal year 2021 were ($26,220) compared to ($137,471) in fiscal year 2022. Even though the company grew its revenue in 2022, their costs also increased.

Expenses
Expenses for the fiscal year 2021 were $526,812 compared to $660,678 in fiscal year 2022. The increase in expenses was largely due to an increase in payroll with an added full-time employee to run operations and product development, increased facilities costs, travel, software, administrative, and professional fees. R&D and marketing costs decreased in 2022 compared to 2021.

Historical results and cash flows
The Company is currently in the growth stage and has been generating revenue since 2021. We are of the opinion the historical cash flows will be slightly lower than the revenue and cash flows expected for the

future because we are scaling our operations to lower our operating costs, increasing marketing spend to increase revenue, and expect a higher gross margin as we continue to scale the business. Past cash was primarily generated through customer sales directly from our website. Our goal is to add additional retailers to allow us to scale the business and improve our bottom line.

Liquidity and Capital Resources

1. What capital resources are currently available to the company? (Cash on hand, existing lines of credit, shareholder loans, etc.)

As of March 4, 2024, the Company has capital resources available in the form of $ 365,107.54in cash on hand.

2. How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations and ability to scale. We may have other funds and capital resources available to us in addition to this Regulation Crowdfunding campaign.

3. Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?

We believe the funds of this campaign are not necessary to the viability of the Company but will allow us to grow and scale faster than we have been by funding our own internal growth thus far. Of the total funds that the Company has, 74% will be made up of the funds raised from the Offering if we are able to raise Maximum Offering Amount.

4. How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will scale down marketing spend and expenses to have a year of runway, during which we will focus on profitability so we can be self-sustaining without external capital.

5. How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for many years to come, as it is projected to reach profitability in Q1 2025 and can self-sustain. This capital raised via this Offering will be used to scale and achieve breakeven in 2024.

6. Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc.)

The Company plans to raise a venture round for Series A in 2025.

Valuation

Post-Money Valuation: $13,000,000

Valuation Details: The Company determined its valuation based on raising investment on a SAFE note at this valuation amount. The Company sets its valuation internally, without a formal third-party independent evaluation.

Debt

As of the date of this Form C, the Company does not have any debt.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getrootless.com/annualreports

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company, the Co-Issuer, nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

UPDATES

More information about the Company and updates on the status of this Offering may be found at: https://www.getrootless.com/pages/join-the-movement

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.


SeaRasa Innovations, Inc. d/b/a Rootless (Issuer)

By: /s/ Sachi Singh
(Signature)

Sachi Singh
(Name)

Chief Executive Officer
(Title)

March 7, 2024
(Date)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


By: /s/ Sachi Singh
(Signature)

Sachi Singh
(Name)

Director of the Issuer
(Title)

March 7, 2024
(Date)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

SeaRasa CF SPV, LLC
(Co-Issuer)

By: /s/ Sachi Singh
_____
(Signature)

Sachi Singh
_____
(Name)

CEO of the Manager, SeaRasa Innovations Inc.
_____
(Title)

March 7, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Sachi Singh
_____
(Signature)

Sachi Singh
_____
(Name)

Director of the Manager of the Co-Issuer
_____
(Title)

March 7, 2024
_____
(Date)